BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 1, 2017

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Our Mission, Vision and Values	2
Intercorporate Relationships	3
Recent History	4
Volkswagen Group & Audi Accelerate Fuel Cell Technology Solutions
Program	4
Strategic Collaboration and Equity Investment Deal With Broad-Ocean Motor	4
Local Production of Fuel Cell Stacks in China	6
Technology Solutions Transaction for Hydrogen Backup Power Systems in
China	7
Protonex Receives $5.8M Follow-On Product Order for the U.S. Army	7
Sale of Methanol Telecom Backup Power Business	7
Equipment Supply Agreement with Nation-Synergy	8
Nisshinbo Holdings Inc. Private Placement & Technology Solutions Program	8
Light Rail Agreement with Tangshan Railway Vehicle Company, Limited	8
Acquisition of Protonex Technology Corporation	8
Sale of ElectraGen® Hydrogen Modules to the Aditya Birla Group	9
Agreements with CRRC Qingdao Sifang Company, Ltd.	9
July 2015 Public Offering of Common Shares	9
Nantong Zehe New Energy Technology Co., Ltd. and Guangdong Synergy
Hydrogen Power Technology Co., Ltd. License and Supply Agreements	9
Audi IP Asset Transfer	10
Plug Long Term Sales Agreement	10
UTC IP Acquisition	10
2013 Public Offerings	10
OUR BUSINESS	11
Strategy	11
Revenues from Market Segments	13
Our Markets, Products and Services	14
Product & Service Overview	14
Fuel Cell Products and Services	16
Power Products Markets	16
Impact of Regulations and Public Policy	22
Research and Product Development	23
Intellectual Property	24
Manufacturing	24

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Safety	25
Quality	25
Facilities	26
Human Resources	26
SHARE CAPITAL AND MARKET FOR SECURITIES	26
DIVIDEND RECORD AND POLICY	28
DIRECTORS AND OFFICERS	28
Board of Directors	28
Senior Officers	32
Shareholdings of Directors and Senior Officers	32
AUDIT COMMITTEE MATTERS	33
Audit Committee Mandate	33
Composition of the Audit Committee	33
Audit Fees	35
Audit-Related Fees	35
Tax Fees	36
All Other Fees	36
TRANSFER AGENT AND REGISTRAR	36
LEGAL PROCEEDINGS	36
INTERESTS OF EXPERTS	36
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL
TRANSACTIONS	36
MATERIAL CONTRACTS	36
FCveloCity®-9SSL fuel cell stack production operation	37
Protonex Acquisition	37
Audi IP Asset Transfer	38
UTC IP Acquisition	38
Technology Development Agreement with Volkswagen	39
RISK FACTORS	40
ADDITIONAL INFORMATION	53
APPENDIX “A” AUDIT COMMITTEE MANDATE	54

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This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “could”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation the following risks and uncertainties which are discussed in the section of this Annual Information Form entitled “Risk Factors”: we may not be able to successfully execute our business plan; in our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Macro-economic conditions, including government subsidy programs and significant and recent volatility in China’s capital markets, may adversely impact our Chinese customers’ access to capital and program plans which could adversely impact our business; in our Technology Solutions market, we depend on a single customer for the majority of our revenues; in our Portable Power market, defense spending volatility could have an adverse impact on our business; in our Portable Power market, defense acquisition process changes could have an adverse impact on our business; in our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans; in our Heavy-Duty Motive market a significant amount of operations are conducted by a joint venture that we cannot operate solely for our benefit; we expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan; we are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products; we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; a mass market for our products may never develop or may take longer to develop than we anticipate; we have limited experience manufacturing fuel cell products on a commercial basis; warranty claims could negatively impact our gross margins and financial performance; we could be adversely affected by risks associated with acquisitions; we are subject to risks inherent in international operations; we depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success; we may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers, subcontractors and joint venture partners; global macro-economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; public policy and regulatory changes could hurt the market for our products; we are dependent on third party suppliers for the supply of key materials and components for our products and services; exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims; and the other risks and uncertainties discussed elsewhere in this Annual Information Form.

The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

In this Annual Information Form, references to “Corporation”, “Ballard”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated. Canadian dollars are indicated by the symbol “C$”, and euros by the symbol “€”.

Except where otherwise indicated, all information presented is as of December 31, 2016.

CORPORATE STRUCTURE

Name, Address and Incorporation

Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name “7076991 Canada Inc.” Ballard changed its name to “Ballard Power Systems Inc.” on December 31, 2008. On August 24, 2016, Ballard continued into British Columbia under the Business Corporations Act. Ballard’s head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989. The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally-clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.

Our Mission, Vision and Values

Our vision is to be the leading global provider of innovative clean energy solutions, and our mission is to use our extensive fuel cell and systems know-how to profitably deliver innovative clean energy solutions to our customers, create rewarding opportunities for our team, and provide extraordinary value to our shareholders.

Our values represent our core beliefs, and underpin how we carry on our business: Listen and Deliver – We listen to our customers, understand their business, and deliver valuable solutions for lasting partnerships; Quality. Always – We deliver quality in everything we do, without exception; Inspire Excellence – We inspire excellence through leadership, empowerment and consistent demonstration of integrity, urgency, and passion; Row Together – We achieve success through collaboration, respect, and trust; Own It – We step up, take ownership for our results, and trust others to do the same.

Intercorporate Relationships

We have six principal subsidiaries and affiliates: Ballard Fuel Cell Systems Inc., a Delaware corporation that provides certain services to customers in the U.S. and internationally and does certain development work; Ballard Power Systems Europe A/S (formerly Dantherm Power A/S) (“Ballard Europe”), a Danish corporation; BDF IP Holdings Ltd. (“IP Holdings”), a Canadian corporation that holds intellectual property assets; Ballard Services Inc., a British Columbia company that provides engineering services; and Protonex Technology Corporation (“Protonex”), a Delaware corporation that is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions; and Guangzhou Ballard Power Systems Co., Ltd., a recently incorporated Chinese wholly foreign-owned entity that will provide engineering services in China.

The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of March 1, 2017:

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Notes

(1)	The Corporation acquired all of the shares of Ballard Europe previously owned by Dantherm A/S on January 10, 2017. As of December 31, 2016, the Corporation owned 57% of the shares of Ballard Europe and Dantherm A/S owned 43%.
(2)	The Corporation holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler AG and Ford Motor Company holding 33% of the voting, non-participating shares.

Recent History

Over the past three years, we have continued to focus on building a clean energy business and expanding our recognized leadership in proton exchange membrane (“PEM”) fuel cell development and commercialization. The following are key recent developments:

Volkswagen Group & Audi Accelerate Fuel Cell Technology Solutions Program

On September 26, 2016, we announced that automotive original equipment manufacturer (“OEM”) Audi AG (“Audi”) has issued purchase orders to Ballard to accelerate certain key development activities under the current long-term Technology Solutions program that the Volkswagen Group has with Ballard arising from the March 6, 2013 agreement discussed below.

As announced in a February 11, 2015 press release, the current 6-year engineering services contract with the Volkswagen Group runs to March 2019, with an optional 2-year extension beyond that date. The contract has an estimated value of C$100-140 million (approximately $80-112 million at the time of the press release). The HyMotion program encompasses automotive fuel cell stack development as well as system design support activities.

In 2016 the Volkswagen Group transferred responsibility for fuel cell development to its Audi luxury brand, and is also accelerating the timeline for series production. The acceleration in HyMotion program activities is focused on reconfiguration of the current fuel cell stack and acceleration in the development of a next-generation fuel cell stack.

On March 6, 2013, we entered into an agreement with Volkswagen under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program, including the design and manufacture of a next-generation fuel cells for use in Volkswagen HyMotion demonstration cars.

Strategic Collaboration and Equity Investment Deal With Broad-Ocean Motor

On July 26, 2016, Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”) and Ballard entered into a strategic collaboration that included a $28.3 million equity investment in Ballard.

On August 18, 2016, the investment by Broad-Ocean was completed through a subscription and purchase of 17,250,000 common shares of Ballard issued from treasury at a price per share based on a 20-day volume weighted average price calculation (the calculated price per share was $1.64), and representing approximately 9.9% of Ballard’s then-outstanding common shares.

Broad-Ocean and Ballard also entered into an Investor Rights Agreement under which Broad-Ocean has agreed to a two-year hold period on the common shares purchased; provided Ballard with a right of first refusal to sell Broad-Ocean additional treasury shares if Broad-Ocean wishes to increase its ownership position up to 20%; and has agreed to a two-year “standstill” under which it will not purchase more than 19.9% of Ballard’s outstanding common shares without receiving Ballard board approval. Ballard has granted Broad-Ocean anti-dilution rights to maintain its 9.9% ownership interest. Finally, Broad-Ocean has no special right to appoint nominees to Ballard’s board of directors.

The strategic collaboration framework agreement between Ballard, Broad-Ocean and Guangdong Nation-Synergy Hydrogen Power Technology Co. Ltd. (“Nation-Synergy”) was signed on July 26, 2016, and encompassed a number of collaboration activities conducted on commercial terms in China, including:

●	market development activities and product development for hydrogen fuel cell vehicles, including buses and commercial vehicles;
●	potential license and local assembly of Ballard fuel cell modules by Broad-Ocean in selected Chinese cities;
●	integration of Ballard fuel cell modules with Broad-Ocean EV drive systems to provide customers with turnkey fuel cell engines; and
●	leveraging of Broad-Ocean’s global operations and supply chain infrastructure to lower the cost of Ballard fuel cell engines and the cost of integration with vehicle drivetrains.

On February 16, 2017, we announced that we signed a definitive agreement relating to technology transfer, licensing and supply arrangements with Broad-Ocean for the assembly and sale of FCveloCity® 30-kilowatt (kW) and 85kW fuel cell engines in China. Under the deal, Broad-Ocean will manufacture fuel cell modules in three strategic regions in China, including Shanghai. Broad-Ocean will make payments to Ballard at closing and based on certain commissioning milestones, initial supply agreements, and recurring royalty payments. Ballard will also have the exclusive right to purchase fuel cell engines from any of the Broad-Ocean manufacturing operations for sale outside China.

The deal has an estimated value of approximately $25 million in revenue to Ballard over the initial 5-year term, including $12 million in Technology Solutions revenue. The transaction is subject to customary closing conditions and is expected to close by Q2 2017.

Local Production of Fuel Cell Stacks in China

On July 18, 2016, we signed definitive agreements in Foshan, China with Nation-Synergy for the establishment of an FCveloCity®-9SSL fuel cell stack production operation in the City of Yunfu, in Guangdong Province. The fuel cell stacks will be packaged into locally-assembled fuel cell engines and integrated into zero-emission buses and commercial vehicles in China.

Ballard will receive $18.4 million in Technology Solutions revenue for technology transfer services, production equipment specification and procurement services, training and commissioning support in relation to the establishment of an FCveloCity®-9SSL fuel cell stack production line in Yunfu, with most of this revenue expected to be recognized in 2017.

On commissioning of the operation, expected in 2017, Ballard will be the exclusive supplier of membrane electrode assemblies (“MEA”) for each fuel cell stack manufactured by the joint venture, named Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Stack Joint Venture”), with minimum annual MEA volume commitments on a “take or pay” basis totaling in excess of $150 million over the initial 5-year term from 2017 to 2021.

The transaction completed on October 25, 2016 and in connection with the completion the Stack Joint Venture was formed to undertake the stack manufacturing operations. The Stack Joint Venture is 90% owned by Nation-Synergy and 10% owned by Ballard Hong Kong Limited. Under the terms of the joint venture, Ballard will contribute RMB 6.7 million (approximately $1.0 million) for its 10% joint venture interest, appoint one of the three members of the joint venture board directors, have veto rights over certain key Stack Joint Venture decisions, agree on the marketing strategy, and will have no obligation to provide additional funding to the Stack Joint Venture.

After commissioning of the operation, the joint venture will have an exclusive right to manufacture and sell FCveloCity®-9SSL stacks in China. Exclusivity will be subject to certain performance criteria of the joint venture, including compliance with a code of ethics, compliance with Ballard’s quality policies, compliance with Ballard’s branding policies, achievement of the minimum annual “take or pay” MEA volumes, compliance with payment terms, and compliance with certain intellectual property covenants. Ballard will have the exclusive right to purchase fuel cell stacks and subcomponents from the Stack Joint Venture for sale outside China.

Technology Solutions Transaction for Hydrogen Backup Power Systems in China

On July 11, 2016, we announced that we had signed a definitive agreement with Nation-Synergy for a Technology Solutions transaction to enable Nation-Synergy to exclusively manufacture and sell Ballard’s direct hydrogen FCgen®-H2PM fuel cell backup power systems in China.

Under the agreement Ballard licensed the designs of its 1.7 kW and 5 kW FCgen®-H2PM systems to Nation-Synergy for manufacture in the City of Yunfu in Guangdong Province and exclusive sales in China. Nation-Synergy has paid Ballard an upfront Technology Solutions fee of $2.5 million for the license and related technology services and will make additional recurring payments to Ballard for each unit sold, subject to annual minimums. Ballard will also be the exclusive supplier of air-cooled fuel cell stacks to Nation-Synergy for use in the FCgen®-H2PM systems that it produces and sells.

Protonex Receives $5.8M Follow-On Product Order for the U.S. Army

On June 1, 2016, we announced that the Corporation’s subsidiary, Protonex, received a $5.8 million purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for U.S. Special Operations Command. The purchase order is the largest order in Protonex history and represents follow-on business from the $2.8 million order from the same customer received in December 2015 for more than 400 SPMs (a value of approximately $2.8 million). All products under this new order were shipped in 2016.

The purchase order was issued by the Program Executive Office (PEO) – Soldier, as part of the Nett Warrior program. These Protonex SPM-622 kits have been specifically designed for the requirements of U.S. Special Operations Command and will be deployed with designated Special Operations forces for use in the field.

Sale of Methanol Telecom Backup Power Business

On May 17, 2016, we announced that we has entered into a definitive agreement to sell certain of the Corporation’s methanol Telecom Backup Power business assets to Chung-Hsin Electric & Machinery Manufacturing Corporation (“CHEM”), a major Taiwanese power equipment company, for a purchase price of up to $6.1 million.

At the closing, CHEM made an upfront payment of $3 million. An additional earnout of up to $3.1 million may be payable to the Corporation based on certain sales objectives during a pre-defined earnout period. In addition to the purchase price, CHEM has agreed to purchase fuel cell stacks exclusively from the Corporation over the earnout period, with a minimum spend of $2 million. On May 31, 2016, the sale of the Corporation’s methanol Telecom Backup Power business assets contemplated by the definitive agreement closed.

Equipment Supply Agreement with Nation-Synergy

On January 21, 2016, we announced the signing of an equipment supply agreement, valued at $12 million, with Nation-Synergy to provide FCveloCity®-9SSL fuel cell stacks for range extension applications in commercial vehicles in China. The majority of the fuel stacks were delivered in 2016 with the balance to be delivered in 2017. Nation-Synergy will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd., which is part of Dongfeng Motor Corporation, a Chinese state-owned automobile manufacturer headquartered in Wuhan, China, and the largest manufacturer of commercial vehicles in China.

Nisshinbo Holdings Inc. Private Placement & Technology Solutions Program

On November 10, 2015, we successfully closed a $5 million strategic equity investment in Ballard by Nisshinbo Holdings Inc. (“Nisshinbo”). The investment was made through a private placement subscription of 3,322,479 common shares issued from treasury at a price per share of $1.5049.

On January 20, 2016, we announced that we had received a follow-on purchase order from Nisshinbo for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain proton exchange membrane fuel cells. The program, now in its seventh phase, has been underway for approximately 2.5 years. This is a continuation of the Technology Solutions project work related to the development of the breakthrough catalyst technology announced in May 2015.

Light Rail Agreement with Tangshan Railway Vehicle Company, Limited

In November 2015, we signed a definitive agreement with Tangshan Railway Vehicle Company, Limited (“TRC”), a part of CRRC Corporation Limited, for development of a new fuel cell module that will be designed to meet the requirements of tram or Modern Ground Rail Transit Equipment applications. The value of this work to Ballard is approximately $3 million and represents the next step toward a commercial product, following the June 2015 signing and announcement of a framework agreement between Ballard and TRC.

Acquisition of Protonex Technology Corporation

On October 1, 2015, we completed the acquisition of Protonex. As consideration for the merger, Ballard assumed and paid certain of Protonex’s debt obligations and transaction costs at closing, being approximately $3.8 million, and paid the balance of the consideration through the issuance of approximately 11.4 million Ballard shares from treasury.

Sale of ElectraGen® Hydrogen Modules to the Aditya Birla Group

On September 30, 2015, we announced receipt of a purchase order from Aditya Birla Group for fifty ElectraGen®-H2 direct hydrogen modules that will be deployed in the Idea Cellular network in India, representing the culmination of the extensive testing and trialing undertaken by Idea Cellular of Ballard’s ElectraGen® products since late-2013. All of the modules were shipped in 2015.

Agreements with CRRC Qingdao Sifang Company, Ltd.

On September 28, 2015, we signed a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (“CRRC Sifang”), a Chinese rolling stock manufacturer. The agreements include the expected delivery in 2016 of ten customized FCveloCity® modules. The joint development agreement and supply agreement have an initial value expected to be approximately $6 million. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan on the Gaoming Line starting in 2017.

July 2015 Public Offering of Common Shares

On July 7, 2015, we closed an underwritten offering of 9,343,750 common shares for gross proceeds of approximately $15.0 million, which included the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments.

Nantong Zehe New Energy Technology Co., Ltd. and Guangdong Synergy
Hydrogen Power Technology Co., Ltd. License and Supply Agreements

On May 26, 2015, we entered into license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. On September 25, 2015, Ballard signed long-term license and supply agreement with Guangdong Synergy Hydrogen Power Technology Co., Ltd., predecessor in title to Guangdong Nation-Synergy Hydrogen Power Technology Co., Ltd., to provide fuel cell Power Products and Technology Solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan, China and Yunfu, China. The long-term license and supply agreement has an estimated initial value of $17 million expected through 2016, with the opportunity for significant recurring royalties starting in 2017.

Audi IP Asset Transfer

On February 11, 2015, we entered into an agreement with Audi under which we agreed to transfer to Audi certain of the transportation-related fuel cell intellectual property assets we previously acquired from United Technologies Corporation UTC”). These assets consist of approximately 900 patents and patent applications as well as know-how primarily related to proton exchange membrane fuel cell technology. On February 23, 2015 as consideration for the patents and patent applications, Ballard received $40 million from Audi, of which $10 million was paid to UTC as a royalty under the terms of our prior acquisition from UTC. As consideration for the transfer of the know-how, Ballard received $10 million from Audi in the first quarter of 2016, of which $900,000 was paid to UTC. In addition, we retain the sole right to use the knowhow, patents and patent applications transferred to Audi for all non-automotive purposes, as well as a non-exclusive right for use in buses, and a non-exclusive right for use in certain limited pre-commercial automotive purposes, all on a royalty-free basis. We also retain the right to provide technology solutions services to other automotive OEMs. In connection with the transaction, Volkswagen AG (“Volkswagen”) extended its existing technology development agreement with us as described below.

Plug Long Term Sales Agreement

On October 8, 2014, we entered into a long term supply agreement with Plug Power Inc. (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive® systems deployed in forklift trucks. The new supply agreement replaces an existing agreement and runs to the end of 2018, with the potential for two 1-year extensions.

UTC IP Acquisition

On April 24, 2014, we acquired the transportation-related and stationary-related fuel cell intellectual property assets of UTC. As consideration for the patents and patent applications, as well as patent licenses, invention disclosures and know-how, UTC received 5,121,507 common shares of Ballard, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a royalty on Ballard’s future intellectual property licensing income generated from the combined intellectual property portfolio.

2013 Public Offerings

In October 2013 and March 2013 we closed underwritten offerings in the United States of certain units, which consisted of a common share and either (a) 0.25 of a warrant to purchase one common share in the case of the October 2013 offering October 2013 Offering”) and (b) one warrant to purchase one common share in the case of the March 2013 offering (“March 2013 Offering”). As of December 31, 2016, 1.675 million share purchase warrants from the October 2013 Offering and 122,563 share purchase warrants from the March 2013 Offering remain outstanding.

OUR BUSINESS

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell and power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling, and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard’s clean-energy fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand and modular design. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience and know-how in key areas of fuel cell stack design, operation and system integration.

We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets.

Strategy

We are pursuing a corporate strategy and business model that mitigates risk by diversifying our business across a portfolio of market opportunities that are enabled by substantially the same core competencies, technology, products and intellectual property. Our business model includes two growth platforms, multiple markets within each of these platforms, geographic diversification and customer diversification.

We are also pursuing a strategy that provides us with the opportunity for near-term commercialization, revenue and profitability, while also enabling significant future value based on longer-term market opportunities for our technology, products and intellectual property, such as the global automotive fuel cell market.

Our two-pronged approach is to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell programs by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

Starting in 2015, we increased our efforts on growing our business in China. China represents a potentially unique opportunity for clean energy solutions, given the convergence of macro trends that include:

●	continued urbanization of China’s population;
●	continued infrastructure development and build-out of mass urban transportation;
●	the large size and continued growth of the Chinese vehicle market;
●	rapid adoption of electric vehicles in China;
●	serious air quality challenges in a number of Chinese cities;
●	a Chinese government mandate to address climate change; and
●	strong national and local government commitment supporting the adoption and commercialization of fuel cells in transportation applications, including the implementation of supporting subsidy programs.

We have been pursuing a strategy that includes the development of a local fuel cell supply chain and related ecosystem to address the fast-growing clean energy bus and commercial vehicle markets in China. As part of our strategy, we are pursuing technology transfer and licensing opportunities with Chinese partners in order to localize the manufacture of Ballard-designed fuel cell modules and fuel cell stacks for heavy-duty motive applications in China, including bus, commercial vehicles and light-rail train applications. Key elements of our strategy include adopting a risk-adjusted and capital-light business model where we mitigate market adoption risk and capital investment by engaging in business partnerships with strong local companies that market our products and invest in manufacturing operations and supply chain localization. We typically seek to structure our arrangements in a way that provide us with the payment from our partners of significant value for technology transfer early in the transfer process, requirements for ongoing purchases by our partners of component supply by us, and the requirement of our partners to comply with certain performance conditions and reporting requirements, including quality, branding, intellectual property and minimum payments. We believe these typical deal structures provide for near-, mid- and long-term revenue and cash flow streams by building in program phases, technology transfer payments, license payments, required supply purchases, and recurring royalty structures. We also typically structure our commercial deals in China to restrict sales within China and to position Ballard as the exclusive purchaser of fuel cell modules or fuel cell stacks manufactured by our partners in China for sale outside of China. We believe this structure provides us with additional flexibility in satisfying global market demand for our modules and stacks by supplementing or mitigating our mid- and long-term manufacturing strategy.

We also structure our business model in China to protect our core intellectual property. For example, we do not provide technology transfer and licensing relating to the manufacture of our proprietary membrane electrode assemblies (“MEAs”), which is a key technology component in our fuel cell stacks. We currently plan to continue to manufacture our MEAs in our head office facilities in Burnaby, Canada. Also, we typically restrict technology transfer and licenses to current generation technology and products. We continue to make significant investment in next generation products and technology, including fuel cell modules and systems integration, stacks, and MEAs. We reserve flexibility on how we introduce these next generation products to the markets, including to China.

Revenues from Market Segments

During 2016, we reported our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

As a result of the sale of certain of our methanol Backup Power assets to CHEM in the second quarter of 2016, we have renamed the former Telecom Backup Power market as the Backup Power market. The Backup Power market includes revenues associated with our direct hydrogen fuel cell backup power systems, methanol fuel cell backup power systems prior to the CHEM transaction, and fuel cell stacks sold for all backup power applications including those sold to CHEM.

The following chart shows the percentage of total revenues which arises from sales to investees and sales of products and services to other customers, for the years 2016 and 2015:

	2016	2015
Revenues from Fuel Cell Products and Services
Percentage of total revenues	100%	100%
Portion representing sales to investees (1)	5.2%	Nil
Portion representing sales to customers other than investees	94.8%	100%

(1) In this table, “investees” means Guangdong Synergy Ballard Hydrogen Power Co. Ltd., a joint venture in China of which we hold a 10% equity interest.

Our Markets, Products and Services

Product & Service Overview

Ballard’s product offering provides for a cost effective and flexible set of fuel cell power solutions. Ballard provides products in four distinct product classes:

(1)	Fuel cell stacks: Ballard provides FCgen® and FCveloCity® fuel cell stacks to OEM customers and system integrators that use the stacks to produce fuel cell systems for power solutions. As the fuel cell stack provider, Ballard is the power inside the system.

(2)	Fuel cell modules: Ballard builds the fuel cell stacks into self-contained FCveloCity® motive modules that are plug-and-play into commercial vehicle powertrains. As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell powertrains.

(3)	Fuel cell systems: Ballard also builds complete fuel cell systems for stationary power markets that are designed to solve certain energy needs of our customers.

(4)	Power management systems: Ballard, through our Protonex subsidiary, builds power management devices for military customers that allow them to optimize their energy use.

Ballard’s technology solutions’ offering primarily involves the provision of engineering services and customer access through licensing to Ballard’s deep intellectual property portfolio and know-how.

The following table lists the key fuel cell and non-fuel cell products we currently produce, have under development or are testing.

Motive Power Product Family: FCveloCity® Fuel Cell Products
Product Name	Application	Status
FCveloCity®-9SSL	Material handling, bus, and commercial vehicles	Sales to OEMs and system integrators
FCveloCity®-1020ACS	Material handling	Sales to OEMs and system integrators
FCveloCity® modules	Buses, commercial vehicles, and light rail	Sales to OEMs and system integrators

Stationary Power Product Family: FCgen® Fuel Cell Products and System Products
Product Name	Application	Status
FCgen®-1020ACS	Backup power	Sales to OEMs and system integrators
FCgen®-H2PM	Backup power systems (Ballard Europe and Ballard)	Sales to customers

Portable Power Product Family: Power Management Products
Product Name	Application	Status
SPM-622 (squad power manager)	Power management	Sales to customers
ABC (adaptive battery charger)	Portable battery charger	Sales to customers
VPM-402 (vest power manager)	Power management	Sales to customers

Fuel Cell Products and Services

Power Products Markets

Heavy Duty Motive

We provide fuel cell modules for public transit systems including buses and light rail. These fuel cell buses and light rail systems rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements and are government-subsidized, thus enabling the purchase of pre-commercial fleets.

We design and manufacture the FCveloCity® fuel cell module platform, which in various forms is capable of delivering 30 kW to 200 kW of power for use in the Heavy Duty Motive market. We supply the fuel cell modules to hybrid drive, bus and light rail manufacturer customers that deliver zero-emission fuel cell-powered vehicles to transit operators around the world. The demand for zero-emission mass transit systems is driven in many jurisdictions by the requirement to reduce greenhouse gases and other harmful emissions that are impacting urban areas.

FCveloCity® power module platform cost reduction efforts have focused on unit cell design enhancements, including improved durability and lifetime. This ongoing effort was partially funded by a C$4.8 million award announced in January 2010 (revised to C$6.9 million in June 2012) from Sustainable Development Technology Canada (“SDTC”), and was successfully completed in 2014 to further develop fuel cell power module technology for the transit bus market. Product cost reductions continued with the launch in 2015 of our seventh generation motive module FCveloCity® platform, which reduced the total cost of the module by 25%. This new platform is available in various configurations ranging in power from 30 kW to 200 kW to address different levels of battery/fuel cell hybridization and a variety of applications. The FCveloCity®-MD series is optimized for smaller buses (less than 12 meters in length), the FCveloCity®-HD module is the workhorse of the standard-size (12-18 meter) fuel cell bus industry, and the FCveloCity®-XD series is aimed at light rail.

To date, Ballard-powered fuel cell buses have accumulated more than 10 million kilometres in service, with several fuel cell buses having passed the 20,000 operating hour threshold.

In 2015, Ballard FCveloCity® power modules were used to power the world’s first fuel cell light rail system in Foshan, China opening up a new market for the FCveloCity® heavy duty power modules.

Competition

Diesel-powered buses currently dominate the market today. Compressed natural gas (“CNG”) and diesel electric hybrid buses are lower-emission alternatives to diesel buses, but are in limited service today. Other variants available today include gasoline hybrid buses and CNG hybrid buses. Electric trolley buses provide a zero-emission alternative; however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres. The recent developments in battery-powered powertrain vehicles have created a zero emission alternative to fuel cell buses in the form of battery electric buses. These buses will continue to offer a viable zero emission bus for applications where long range and extended operating hours between recharges are not a requirement.

We believe that fuel cells are the best zero-emission alternative for transit applications. They offer much greater fuel efficiency than conventional diesel buses, reduce greenhouse gas and other harmful emissions and eliminate the need for unsightly overhead catenary wires. Fuel cell buses are the most flexible zero-emissions option. Unlike other electric solutions, fuel cell buses can be operated like diesel buses providing longer daily driving distances and faster refuelling.

Companies developing fuel cell systems for transit bus applications include Hydrogenics Corporation (“Hydrogenics”). We have accumulated far more operating hours in real transit operations than any other fuel cell manufacturer. We believe this experience has enabled us to produce more reliable, more durable and easier to integrate products than those of our competitors.

Portable Power Management Solutions

Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. Protonex has developed several products designed for end-users in military and commercial markets that are currently underserved by batteries and small generators. Protonex is also developing products for OEM customers looking to integrate high-performance power systems into their products and applications.

Protonex has effectively commercialized and deployed several of its products, and has received development programs from U.S. military and U.S. government organizations, including the Air Force, the Army, the Navy, the Marines, DARPA (the Defense Advanced Research Projects Agency), the DOE (Department of Energy), and SOCOM (Special Operations Command).

Reduction in the number and type of batteries used in combat operations has been identified as an urgent need within the Office of Secretary of Defense. To address this need, Protonex developed man-wearable power management devices that allow the user access to a variety of available energy sources (e.g. vehicles, solar and batteries) to capitalize on their existing rechargeable batteries. The result is a significant reduction in number and types of batteries, reduced field logistics requirements, enhanced power reliability, cost savings, and up to 50% improvement in energy use with corresponding weight reductions.

Protonex has also developed portable fuel cells focused on low power applications for use in extended surveillance applications, including vehicle auxiliary power units (APUs), unmanned aerial (UAV), unmanned ground (UGV), and underwater (UUV) vehicle propulsion.

Competition

In the power manager arena, Protonex has a leadership position within the U.S. Department of Defense given our extensive history of development with various organizations. Within the Department of Defense our biggest competition is the status quo: operation without a power manager. As these devices are becoming more prevalent, more companies are developing similar products to compete. To date, several of these competitive products have gained traction in international markets (e.g. Smart Fuel Cell Power Manager).

In the arena of small fuel cell systems, our systems are typically displacing legacy battery or engine solutions that are underserving the customer’s needs. Specifically in unmanned systems applications, our small fuel cell systems have been shown to extend mission duration over existing battery solutions by 200 – 700%. Typically, these fuel cell systems are developed in concert with the systems integrator. There are a number of companies that have developed competitive fuel cell systems, including Horizon Fuel Cell and Smart Fuel Cell. To date no company has developed a leadership position in this nascent market.

Material Handling

The material handling market includes industrial vehicles such as forklifts, automated guided vehicles (“AGVs”) and ground support equipment. Our initial focus is on battery-powered Class 1 counter balance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts and AGVs. Our products for the material handling market are the FCveloCity®-9SSL, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions, and the FCveloCity®-1020ACS stack, our second-generation air-cooled fuel cell product, for Class 3 material handling applications.

Our main customer and partner in North America is Plug Power, a specialized system integrator achieving early market penetration deploying its GenDrive™ battery pack replacement fuel cell systems. In 2010, Plug Power began offering commercial GenDrive™ systems designed for Class 1, Class 2 and Class 3 trucks, all using Ballard fuel cells. Ballard’s current equipment supply agreement with Plug Power continues until 2018 with the potential for two 1-year extensions.

Competition

Class 2 and Class 3 forklift trucks are currently dominated by lead-acid battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications. Internal combustion engine power is typically seen as the solution for forklift trucks in Class 1 for outdoor applications. Compared to batteries, fuel cell systems in Class 1, Class 2 and Class 3 forklift trucks can provide extended run time without frequent and lengthy battery replacement and recharging cycles. For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell forklift trucks can provide a lower life cycle cost and total cost of ownership when compared with traditional lead-acid battery solutions.

Companies developing fuel cell systems for material handling applications include Nuvera, which was acquired by Hyster-Yale in 2014, and Hydrogenics. We seek to gain a competitive advantage through our engineering know-how and fuel cell designs that provide superior performance, efficiency, durability and cost. Plug Power is the only person currently offering a full suite of class 1, 2 and 3 forklift solutions to the material handling market. We currently sell and supply fuel cell stacks to Plug Power. Plug Power is currently developing its own air-cooled and liquid-cooled fuel cell stacks to vertically integrate into their material handling solutions. If Plug Power is successful at developing and commercializing its own fuel cell stacks, then these fuel cell stacks are expected to compete with our fuel cell stacks for supply in Plug Power’s business.

Advanced battery technology continues to make progress in the material handling market. However, the high up-front cost of advanced batteries continues to be a barrier to broad market adoption. Furthermore, advanced battery technologies still requires significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.

Backup Power

The backup power market includes stationary applications for telecommunications equipment and other critical data communications infrastructure. As we announced in 2016, we had been looking to execute on strategic alternatives for our methanol based backup power assets. In May 2016, we sold our methanol ElectraGen®-ME assets to CHEM for up to $6.1 million.

We continue to supply the backup power market through the sale and licensing of our hydrogen backup power product, the FCgen®-H2PM. The FCgen®-H2PM is manufactured by Ballard Europe. In addition to manufacturing products for sale, we also look for opportunities to exploit our systems-based intellectual property and, in July 2016, entered into a licensing arrangement with Nation-Synergy for the FCgen®-H2PM.

We continue to provide fuel cell systems to back-up critical communication infrastructure following the sale of the methanol back-up product line to CHEM with a focus on fibre optics network backbones, critical hub sites and emergency communication networks (police, fire, ambulance and other emergency response services) in Europe with our FCgen®-H2PM product. Several Scandinavian countries have passed regulations to impose extended backup time (more than 12 hours) for critical infrastructure.

In our increasingly connected world, power outages are severely disruptive, heightening the need for reliable and cost-effective backup power solutions to ensure maximum network “uptime” to protect operators’ revenues and ensure customer satisfaction. Fuel cell technology provides an alternative power solution with a compelling value proposition to ensure site power availability during unexpected power outages to harden critical telecommunication networks.

Ballard’s FCgen®-H2PM fuel cell system has been designed to integrate easily with existing power equipment and can be installed at a low cost in many environments including dense urban areas and rooftop sites. Using the FCgen®-H2PM backup power solution, operators will harden their network while reducing operating costs.

Competition

The backup power market is currently dominated by diesel generators and batteries. Advanced battery technology continues to make modest progress in the backup power generation market. However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space. We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement. Fuel cell backup power offers a strong value proposition against diesel generators with lower operating cost; low emission and noise; and less risk of theft.

Companies developing PEM fuel cell systems for backup power applications include Altergy, Hydrogenics, and Plug Power. We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

Technology Solutions

This market (formerly named Engineering Services) was established in late 2011 to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. The mandate of the Technology Solutions division is to help customers solve difficult technical and business challenges in their PEM fuel cell programs. We offer customized, bundled technology solutions, including world-class, specialized engineering services, access to our intellectual property portfolio and know-how, as well as the supply of test equipment and technology components.

Our current Technology Solutions efforts are predominantly in support of multiple automotive research and product development programs; however, in 2016 we also executed on contracts in bus, light rail, stationary, and military applications. We are also continuing to pursue new activities in a number of other emerging markets, including materials handling, unmanned vehicles and marine.

As noted in the Recent History section above, in 2016 the Volkswagen Group transferred responsibility for fuel cell development to its Audi luxury brand, and is also accelerating the timeline for series production. Audi issued purchase orders to Ballard to accelerate certain key development activities under the current long-term Technology Solutions program that Volkswagen Group has with Ballard. The current 6-year engineering services contract with the Volkswagen Group runs to March 2019, with an optional 2-year extension beyond that date. The contract has an estimated value of C$100-140 million (approximately $80-112 million at the time of the press release). The resulting HyMotion program encompasses automotive fuel cell stack development as well as system design support activities.

In addition to our work with Audi/Volkswagen, throughout 2016 we have also continued to execute engineering services projects for other automotive customers.

Also noted in the Recent History section, in 2016, we signed definitive agreements with Nation-Synergy for the establishment of an FCveloCity®-9SSL fuel cell stack production operation in the City of Yunfu, in Guangdong Province, China. Ballard will receive $18.4 million in Technology Solutions revenue for technology transfer services, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production line in Yunfu for the manufacture and assembly of FCveloCity®-9SSL fuel cell stacks, with most of this revenue expected to be recognized in 2017.

Competition

In the automotive sector, our main competition for engineering services is the automakers’ ‘in-house’ capabilities. Companies providing fuel cell test equipment include FuelCon and Greenlight Innovation. More broadly, Intelligent Energy provides a partnership model approach across several markets, including automotive and stationary, ranging from technology licensing and royalty-based agreements to collaborative joint ventures. Ricardo offers modeling services and system design, but has more limited capability in core fuel cell technology.

Impact of Regulations and Public Policy

Public funding for hydrogen and fuel cells in Japan, Germany, Europe, South Korea and the United States each exceed $100 million per year, with the worldwide total exceeding $1 billion per year. This funding has, and is expected to continue to, help drive demand for fuel cell products.

The Federal Transit Agency manages the Low or No Emission competitive program which provides funding to state and local governmental authorities for the purchase or lease of zero-emission and low-emission transit buses as well as acquisition, construction, and leasing of required supporting facilities. Under the FAST Act, $55 million per year is available until fiscal year 2020.

At the state level, the California Self-Generation Incentive Program, which is funded by ratepayers and administered by utilities, provides incentives for fuel cell and other clean distributed generation technologies. In 2014, the California state senate extended the program through 2019. The California Air and Resource Board (“CARB”) Low Carbon Transportation and AQIP programs provide mobile source incentives to reduce greenhouse gas (GHG) emissions, criteria pollutants, and air toxics through the development of advanced technology and clean transportation. Low Carbon Transportation investments are supported by California Cap-and-Trade auction proceeds projects. AQIP, established by the California Alternative and Renewable Fuel, Vehicle Technology, Clean Air, and Carbon Reduction Act of 2007 is a voluntary incentive program administered by CARB to fund clean vehicle and equipment projects, research of biofuels production. Each year, the legislature appropriates funding to CARB for low carbon transportation and the air quality impacts of alternative fuels, and workforce training. On August 31, 2016, the California Legislature appropriated $363 million to CARB for Low Carbon Transportation projects and provided direction on how these funds will be used. Among the funded projects in 2016 were the Zero-Emission Truck and Bus Pilot Commercial Deployment Project which will fund the deployment of 25 fuel cell electric buses in California.

In Europe, the Fuel Cells and Hydrogen Joint Undertaking (FCH JU) – a partnership of the European Commission with industry and the research community under the framework of the Fuel Cells and Hydrogen Joint Technology Initiative – supports research, technological development and demonstration (RTD) activities in fuel cell and hydrogen energy technologies in Europe. Its aim is to accelerate the market introduction of these technologies. In May 2014, the Council of the European Union formally agreed to continue the Fuel Cells and Hydrogen Joint Technology Initiative under the EU Horizon 2020 Framework Program. This phase (2014 – 2020), will have a total budget of €1.33 billion, provided on a matched basis. Calls for proposals under Horizon 2020 have occurred for 2014, 2015, and 2016, with 2017 calls for proposals open through April 2017. The Horizon 2020 budget for 2017 is €116 million. As part of the 2016 call for proposal, the Joint Initiative for hydrogen Vehicles across Europe – commonly known as the JIVE project – was officially launched on February 26, 2017. This collaborative initiative is set to deploy 144 fuel cell electric buses across Europe.

In China, the Ministry of Finance in April 2015 extended subsidies for new energy vehicles, which provide incentives for low emission vehicles, to 2020, with subsidies for battery electric vehicles being reduced by 20 percent by 2018 and by 40 percent by 2020, though the policy does not current provide for subsidy reductions for fuel cell vehicles. Subsidies will be granted to buyers of pure electric, highly electrified plug-in hybrid and fuel-cell vehicles, including both cars and buses.

In Japan, incentives focus on fuel cell systems for residential co-generation systems and transportation. A cumulative total of 130,000 co-generation systems were installed in Japan in 2009 through 2014, with more than 50,000 of those in 2014 alone. The current government subsidy for the purchase of a hydrogen fuel cell car is approximately $20,000. The government recently announced that it plans to spend 45.2 billion yen (more than $350 million) on fuel-cell vehicle subsidies and hydrogen stations for the 2020 Olympics as part of a plan to reduce Japan‘s reliance on nuclear power.

In Canada, SDTC operates the SD Tech Fund which supports the late-stage development and pre-commercial demonstration of clean technology solutions. These solutions being products and processes that contribute to clean air, clean water and clean land, that address climate change and improve the productivity and the global competitiveness of the Canadian industry.

Research and Product Development

Ballard’s research activities are primarily focused on the MEA and its subcomponents, aimed at improving the overall cost, durability, and reliability of our products. Material development for other unit cell components, such as bipolar plates, frames, seals and adhesives, is another area of research focus. Product development activities have been primarily directed at cost reduction. Progress is driven by leveraging stack component designs, materials, and manufacturing processes across multiple product platforms. In addition, warranty cost reduction is enabled through improved durability and reliability growth.

Intellectual Property

Ballard’s technical strengths lay in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.

Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 30 years of research and product development.

As of March 1, 2017, Ballard owns or controls through IP: 84 United States granted patents; 102 non-United States granted patents; 9 United States published patent applications; and 33 published non-United States patent applications. Our patents will expire between May 2017 and February 2036.

Protonex’s intellectual property comprises approximately 41 United States granted patents, 23 non-US granted patents, 7 United States published patent applications and 21 published non-United States patent applications.

We hold licence rights to additional intellectual property from a number of third parties. We have a royalty-free license to approximately 750 issued patents and pending patent applications from Audi for bus and non-automotive applications as well as for certain limited pre-commercial purposes in automotive applications. In addition, these licences include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH, a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”)), including any intellectual property rights developed by them to January 31, 2013. As of March 1, 2017, of the approximately 2,000 patents and patent applications that were included in these licenses, approximately 430 of them are currently granted or pending.

Manufacturing

We currently produce our fuel cell products in four facilities – three in Burnaby, British Columbia, and one in Southborough, Massachusetts. Along with these facilities the Stack Joint Venture, of which Ballard is a 10% owner, is in the process of commissioning a high volume fuel cell stack assembly line in Yunfu, China. The Burnaby facilities are focused on our core fuel cell competencies, which include the production of MEAs, integration and testing of fuel cell stacks, assembly and testing of motive modules, as well as support of other products required through our engineering services contracts.

We continue to make investments in our manufacturing capabilities and processes which are targeted at supporting high volume production and automated processing to support future growth. Protonex develops, tests, and manufactures its portable power management products in Southborough, Massachusetts.

Many of the materials and components used in the production of MEAs, fuel cell stacks, and balance of plant are proprietary in nature and have been developed in joint collaboration between Ballard and our key supply base. Strategic supply agreements have been executed with these suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.

Safety

Our products are designed and manufactured with the safety of our employees, customers, and end-users in mind. All equipment and processes that are introduced into our working environment are evaluated using a rigorous Preliminary Hazard Assessment procedure to ensure they are safe to use.

In 2016 we continued our commitment to demonstrating an industry leading culture of safety. We improved the consistency and timeliness of our incident investigation procedure, we enhanced the capabilities of our First Aid Incident Response Team, and in 2017 will be training with real time scenarios in the working areas of our facilities. In 2016 we also initiated an Ergonomics Program targeted at improving the working conditions of both our production work space along with our office areas. In December 2016 we completed the maintenance audit for the Occupational Safety Standard of Excellence (OSSE) certification and will leverage the results to continue improvements in our cross functional communications and improve our training system for the front line workers.

Quality

Quality is an integral part of the Ballard culture. Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to their expectations and contractual requirements while being produced in a safe and environmentally conscious manner. We adhere to our Quality Policy Statement, which reads, “At Ballard, Quality is intrinsic to our identity. Our team is empowered to do things right – the first time – to satisfy customer needs and deliver on our promise.”

Ballard maintains quality registration to ISO 9001 in our manufacturing facilities. Conformance to these quality systems is ensured through our Integrated Management System. We also strive for continuous improvements in our manufacturing processes through such practices as Lean Manufacturing, 5-S and Six Sigma. We have trained over 70 people across the organization in Lean Six Sigma practices.

Facilities

We, or our wholly-owned subsidiaries, currently have the following principal facilities: (a) a leased 116,797 ft² (10,850 m²) facility in Burnaby, British Columbia that houses our corporate headquarters and our fuel cell development, manufacturing and testing activities; (b) a leased 112,000 ft² (10,405 m²) facility in Burnaby that houses some of our manufacturing facilities, as well as manufacturing facilities of Mercedes-Benz Canada Inc. and AFCC through subleases; (c) approximately 10,000 ft² (930 m²) of assembly space in Burnaby that is used to support motive module assembly; (d) a leased 4,100 ft² (381 m²) facility in Hobro, Denmark; (e) a leased 17,000 ft² (1580 m²) facility in Southborough, Massachusetts that houses all of Protonex’s operations. The Stack Joint Venture’s operations in Yunfu, China will occupy approximately 40,000 ft² of a purpose built 120,000 ft² facility dedicated to fuel cell stack and module assembly.

As per our Quality Statement, we are committed to ensuring that each of these facilities is operated in full compliance with all applicable laws, as well as all health, safety, and regulatory standards.

Human Resources

As of December 31, 2016, we had approximately 363 employees in Canada, 66 in the United States), and 36 in Denmark, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management. Our employees in Canada and the United States are not represented by any labour union. In Denmark, there are two groups of technical employees subject to collective agreements, totalling less than 15 employees. Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of March 1, 2017, our issued share capital consisted of 174,749,630 common shares. Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol “BLDP” and on the National Association of Securities Dealers Automated Quotation Global Market (“NASDAQ”) under the symbol “BLDP”. Prior to January 1, 2017 our common shares traded on the TSX under the symbol “BLD”.

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2016:

	TSX		NASDAQ
	Price Range (C$)	Average Daily Volume (#)	Price Range (US$)	Average Daily Volume (#)
January	$1.73 – 2.13	91,069	$1.20 – 1.52	585,672
February	$1.77 – 1.91	66,493	$1.27 – 1.42	502,878
March	$1.76 – 2.04	87,977	$1.34 – 1.51	433,522
April	$1.71 – 2.01	100,856	$1.33 – 1.60	474,642
May	$1.74 – 1.90	87,605	$1.34 – 1.52	330,438
June	$1.61 – 1.89	77,170	$1.25 – 1.44	545,283
July	$1.62 – 2.67	603,619	$1.24 – 2.04	2,847,363
August	$2.33 – 2.76	416,833	$1.77 – 2.16	1,609,775
September	$2.52 – 2.88	281,055	$1.92 – 2.18	1,059,162
October	$2.63 – 3.28	396,247	$1.97 – 2.49	1,231,069
November	$2.58 – 2.68	168,348	$1.90 – 2.08	557,236
December	$2.22 – 2.51	144,918	$1.65 – 1.88	556,546

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. Currently there are no preferred shares outstanding.

DIVIDEND RECORD AND POLICY

To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

The following chart provides the following information as of March 1, 2017: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the “DSUs”) beneficially owned or controlled by each of them.

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned
and Country of			Owned or	or Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Ian A. Bourne Alberta, Canada	Corporate Director and Chair of the Board of Ballard since May 2006. Formerly Executive Vice President and Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006, and from January 1998 to December 2005, respectively.	2003	26,824/0.015%	271,897/24.16%
Douglas P. Hayhurst British Columbia, Canada	Corporate Director of Ballard. Formerly an executive with IBM Canada Business Consulting Services (consulting services) and a Partner with PricewaterhouseCoopers Management Consultants (consulting services).	2012	5,000/0.003%	165,032/14.67%

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned
and Country of			Owned or	or Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Duy-Loan Le Texas, USA	Corporate Director of Ballard. Senior Fellow at Texas Instruments Incorporated (semiconductors). National Association of Corporate Directors Board Leadership Fellow. Engineering advisory board at the University of Texas’ Cockrell College of Engineering. Executive board for the University of Houston’s Bauer College of Business.	2017	0/0%	0/0%
R. Randall MacEwen British Columbia, Canada	President, Chief Executive Officer and Corporate Director of Ballard since October 2014.	2014	59,562/0.034%	116,667/10.37%

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned
and Country of			Owned or	or Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Marty T. Neese California, USA	Mr. Neese is Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles). Previously, he was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017. Prior to that, Mr. Neese was responsible for Global Operations at Flextronics (electronics manufacturing services from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.	2015	0/0%	28,943/2.57%
James Roche Ontario, Canada	Corporate Director of Ballard. Founding member and executive at Newbridge Networks Corporation. President and currently the CEO of Stratford Managers Corporation.” to “President and CEO of Stratford Managers Corporation (management consulting services). Formerly President and CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995-2006 and Founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986-1995.	2015	50,000/0.029%	36,174/3.21%

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned
and Country of			Owned or	or Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Carol M. Stephenson Ontario, Canada	Corporate Director of Ballard. Formerly Dean of the Richard Ivey School of Business at the University of Western Ontario, a position she had held since 2003. Previously, served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003.	2012	3,550/0.002%	150,526/13.38%
Ian Sutcliffe Ontario, Canada	Corporate Director of Ballard. Partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Formerly CEO, Chairman and independent director of BluePoint Data (IT services) from September 2001 to June 2011 and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004.	2013	10,000/0.006%	64,852/5.76%

Notes

(1)	The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.
(2)	Rounded to the nearest whole number.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Senior Officers

As of March 1, 2017, we had six senior officers. The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
R. Randall MacEwen British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard. Formerly CEO of Sparq Systems Inc. (2013 to 2014) and Founder and Managing Director at NextCleanTech LLC (2010-2014).

Tony Guglielmin British Columbia, Canada	Vice President and Chief Financial Officer	Executive of Ballard. Formerly SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (2005 to 2009).

David Whyte British Columbia, Canada	Vice President, Operations	Senior officer of Ballard. Formerly Director, Operations of Ballard.

Kevin Colbow British Columbia, Canada	Vice President , Technology & Product Development	Senior officer of Ballard. Formerly Vice President, Technology Solutions of Ballard.

Karim Kassam British Columbia, Canada	Vice President, Commercial	Senior officer of Ballard. Formerly Vice President, Business and Corporate Development of Ballard.

Paul Osenar Massachusetts, USA	President, Protonex	Senior officer of Protonex.

Shareholdings of Directors and Senior Officers

As of March 1, 2017, our directors and senior officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 791,609 of our common shares, being 0.45% of our issued and outstanding common shares, and 934,228 DSUs.

AUDIT COMMITTEE MATTERS

Audit Committee Mandate

The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix “A” and posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Ian A. Bourne (ex officio)	Yes	Yes

Mr. Bourne was TransAlta Corporation’s Executive Vice President from January 1998 to December 2006. From January 1998 to December 2005, Mr. Bourne was the Chief Financial Officer of TransAlta and was responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation. Mr. Bourne has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Douglas P. Hayhurst	Yes	Yes

Mr. Hayhurst was an executive with IBM Canada Business Consulting Services and a Partner with PricewaterhouseCoopers Management Consultants. Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Duy-Loan Le	Yes	Yes

Ms. Le was a Senior Fellow at Texas Instruments Incorporated (semiconductors). National Association of Corporate Directors Board Leadership Fellow. Engineering advisory board at the University of Texas’ Cockrell College of Engineering. Executive board for the University of Houston’s Bauer College of Business.

Marty T. Neese	Yes	Yes

Mr. Neese is Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles). Previously, he was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017. Prior to that, Mr. Neese was responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.

James Roche	Yes	Yes

Mr. Roche is currently President and CEO of Stratford Managers Corporation, and was a founding member and executive at Newbridge Networks Corporation. He subsequently co-founded Tundra Semiconductor Corporation, and was President and CEO of the publicly-traded company before it was acquired by IDT in 2006. Mr. Roche has also served as President and CEO of CMC Microsystems and CANARIE Inc.

Carol M. Stephenson	Yes	Yes

Ms. Stephenson’s principal occupation is corporate director. Previously, she was the Dean of the Richard Ivey School of Business at the University of Western Ontario from 2003 until 2013. Prior to that, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

Ian Sutcliffe	Yes	Yes

Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants since June 1985. Previously, he was CEO, Chairman and independent director of BluePoint Data from September 2001 to June 2011 and Vice Chair and CEO of BCS Global from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, he was with Coopers & Lybrand in Vancouver and London, England from June 1979 to June 1985.

The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The following table shows the costs incurred with KPMG LLP in 2016 and 2015 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2016	2015
	(C$)	(C$)
Audit Fees	$448,000	$534,000
Audit-Related Fees	Nil	$7,500
Tax Fees	Nil	Nil
All Other Fees	$20,000	Nil

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

There were no fees paid to KPMG LLP that would be considered “Tax Fees” in 2016 or 2015.

All Other Fees

All other fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above. “All Other Fees” for 2016 related to valuation advisory services.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings, nor are any such proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the years ended December 31, 2016 and 2015. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the Public Company Accounting Oversight Board (United States).

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.

FCveloCity®-9SSL fuel cell stack production operation

On July 18, 2016 we entered definitive agreements in Foshan, China with Nation-Synergy for the establishment of an FCveloCity®-9SSL fuel cell stack production operation in the City of Yunfu, in Guangdong Province. The fuel cell stacks will be packaged into locally-assembled fuel cell engines and integrated into zero-emission buses and commercial vehicles in China.

The transaction completed on October 25, 2016 and has a contemplated minimum value to Ballard of $168 million over 5-years and includes these key elements:

●

Ballard will receive $18.4 million in Technology Solutions revenue for technology transfer services, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production line in Yunfu for the manufacture and assembly of FCveloCity®-9SSL fuel cell stacks, with most of this revenue expected to be recognized in 2017;

●	On closing of the transaction, expected in late-2016, a joint venture will be created to undertake the stack manufacturing operations and will be owned 90% of Synergy and 10% by Ballard; and

●

On commissioning of the operation, expected in 2017, Ballard will be the exclusive supplier of MEA for each fuel cell stack manufactured by the joint venture, with minimum annual MEA volume commitments on a “take or pay” basis totaling in excess of $150 million over the initial 5 - year term from 2017 to 2021.

Ballard filed the 9SSL Production Line Master Agreement and form of Equity Joint Venture Agreement on SEDAR on July 27, 2016 in conjunction with the filing of a Material Change Report in respect of the transaction. On November 4, 2016, we filed the final Equity Joint Venture Agreement and Sales and Marketing Agreement in conjunction with the filing of a Material Change Report in respect of the closing of the transaction.

Protonex Acquisition

On June 29, 2015, Ballard entered into an agreement and plan of merger with BPC Subco Inc. (“MergerCo”), a wholly-owned subsidiary of Ballard, and Protonex (the “Merger Agreement”) under which MergerCo merged with Protonex. Pursuant to the Merger Agreement Ballard Power Corporation, a wholly-owned subsidiary of Ballard, became the sole stockholder of the post-merger corporation, also named Protonex Technology Corporation.

As consideration for the merger Ballard assumed and paid certain of Protonex’s debt obligations and transaction costs at closing, which occurred October 1, 2015, being approximately $3.8 million, and paid the balance of the consideration through the issuance of approximately 11.4 million Ballard shares.

On June 29, 2015 Ballard filed the Merger Agreement on SEDAR in conjunction with the filing of a Material Change Report in respect of the transaction.

Audi IP Asset Transfer

On February 11, 2015, we entered into an agreement with Audi (the “IP Transfer and License Agreement”) under which we agreed to transfer to Audi certain of the transportation-related fuel cell intellectual property assets we previously acquired from United Technologies Corporation. These assets consist of approximately 900 patents and patent applications as well as know-how primarily related to PEM fuel cell technology.

As consideration for the patents and patent applications, Ballard received $40 million from Audi, of which $10 million was paid to UTC as a royalty under the terms of our prior acquisition from UTC. As consideration for the know-how, Ballard will receive $10 million from Audi on transfer thereof, which is expected to occur in the first quarter of 2016, of which $900,000 will be paid to UTC.

In addition, we retain the sole right to use the patents, patent applications and know-how transferred to Audi for all non-automotive purposes, as well as a non-exclusive right for use in buses, and a non-exclusive right for use in certain limited pre-commercial automotive purposes, all on a royalty-free basis. We also retain the right to provide technology solutions services to other automotive OEMs.

In connection with the transaction, Volkswagen AG extended its existing technology development agreement with us as described below.

Ballard filed the IP Transfer and License Agreement on SEDAR on February 20, 2015 in conjunction with the filing of a Material Change Report in respect of the transaction.

UTC IP Acquisition

On April 24, 2014, we acquired the transportation- and stationary-related fuel cell intellectual property assets of UTC. These assets consist of approximately 800 patents and patent applications as well as patent licenses, invention disclosures and know-how primarily related to proton exchange membrane fuel cell technology.

As consideration for the patents and patent applications, as well as patent licenses, invention disclosures and know-how, UTC received 5,121,507 million common shares of Ballard, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses and a royalty on Ballard’s future intellectual property licensing income generated from the combined intellectual property portfolio.

In connection with the transaction, Ballard and UTC formed a strategic alliance led by a joint Advisory Council that will focus on licensing and other commercial market opportunities arising from the combination of the acquired UTC portfolio and Ballard’s extensive intellectual property.

Ballard filed the technology portfolio purchase agreement on SEDAR on May 2, 2014 in conjunction with the filing of a Material Change Report in respect of the transaction.

Technology Development Agreement with Volkswagen

On March 6, 2013, we entered into an agreement with Volkswagen (the “Technology Development Agreement”) under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The original contract term was for 4 years, with an option for a 2-year extension. The original expected contract value was in the range of C$60-100 million.

Work involves the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers are supporting critical areas of fuel cell product design – including the MEA, plate and stack components – along with testing and integration work. Volkswagen will own all intellectual property generated during the program while Ballard retains a royalty-free license to use it for all non-vehicular applications.

Ballard filed the Technology Development Agreement on SEDAR on March 15, 2013 as an attachment to the Material Change Report in respect of the transaction.

On February 11, 2015, we entered into an agreement with Volkswagen (the “TDA Amending Agreement”) under which Volkswagen extended the Technology Development Agreement for 2 years to February 2019 for anticipated revenues of approximately C$30-50 million and also extended the notice period for Volkswagen’s right to terminate the Technology Development Agreement for convenience from 1 year to 2 years. These extensions do not affect Volkswagen’s continuing right to extend the term of the Technology Development Agreement for a further 2-year period. Ballard and Volkswagen have also confirmed Ballard’s position as a potential supplier of PEM fuel cell products to the Volkswagen Group.

Ballard filed the TDA Amending Agreement on SEDAR on February 20, 2015 in conjunction with the filing of a Material Change Report in respect of the transaction.

RISK FACTORS

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2016. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

In our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Macro-economic conditions, including government subsidy programs and significant and recent volatility in China’s capital markets, may adversely impact our Chinese customers’ access to capital and program plans which could adversely impact our business.

We sell most of our products in the Heavy-Duty Motive market to a small number of Chinese customers, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any significant economic slowdown in China or change in Chinese government policy around subsidies for zero-emission vehicles could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in demand from these customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers in other geographic markets, our business in the Heavy-Duty Motive market will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a small number of customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a few customers’ forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customer declared bankruptcy or delayed payment of their receivables; and (v) changes in government support for clean energy vehicles could have adversely affect the end-user cost of vehicles incorporating our heavy-duty motive products.

In our Technology Solutions market, we depend on a single customer for the majority of our revenues.

We provide most of our services in the Technology Solutions market to a single customer, Volkswagen, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.

In our Portable Power market, defense spending volatility could have an adverse impact on our business.

Defense spending in the U.S. has been volatile but with potential upsides in the areas of innovation, modernization and increased efficiency. Budget volatility could have negative consequences for Protonex, both with respect to timing and volume of development programs with defense partners and with respect to product orders.

In our Portable Power market, defense acquisition process changes could have an adverse impact on our business.

The U.S. Department of Defense at times modifies its procurement processes, cycles, and regulations. There can be no assurance that the government will not change its processes, regulations, and policies in a manner that will adversely affect Protonex’s ability to sell products and services to the Department of Defense, which in turn would harm Protonex’s business operations.

In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.

We sell most of our products in the Material Handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Plug Power is currently developing its own fuel cell stacks to integrate into their material handling products. If Plug Power is successful at developing and commercializing its own fuel cell stacks, then these fuel cell stacks may compete directly with our fuel cell stacks. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a single customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if our major customer declared bankruptcy or delayed payment of their receivables; and (v) reductions in a single customer’s demand as a result of their own strategic action to dual source their supply of fuel cell stacks.

In our Heavy-Duty Motive market a significant amount of operations are conducted by a joint venture that we cannot operate solely for our benefit.

Stack manufacturing in the Heavy-Duty Motive market in China will be carried out by our joint venture. We share ownership and management of the joint venture company with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture. Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. If a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. In addition, because we have a minority share ownership, we may have limited control over the actions of a joint venture. As a result, we may be unable to prevent misconduct or other violations of applicable laws by the joint venture. To the extent another party makes decisions that negatively impact the joint venture or internal control issues arise within the joint venture, we may have to take responsive or other action or we may be subject to penalties, fines or other related actions for these activities.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We sell most of our products in the Heavy Duty Motive market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations, or file for bankruptcy.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as internal combustion engines and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Warranty claims could negatively impact our gross margins and financial performance.

There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate against these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products from which to make our warranty accrual estimates.

We could be adversely affected by risks associated with acquisitions.

We may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-today operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

The post-acquisition risk factors highlighted under the heading “Risk Factors” in the prospectus supplement dated July 1, 2015 to the Short Form Base Shelf Prospectus dated May 21, 2014 continue to apply to the integration of Protonex.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers. We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets. We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2011 and 2027. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (i) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (ii) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers, subcontractors and joint venture partners.

We depend on information technology infrastructure and systems (IT systems), hosted internally or outsourced, to process, transmit and store electronic data and financial information (including proprietary or confidential information), and manage business operations. Our business requires the appropriate and secure utilization of sensitive, confidential or personal data or information belonging to our employees, customers and partners. In addition, Ballard proprietary or confidential information may be stored on IT systems of our suppliers, customers and partners. Increased global cybersecurity vulnerabilities, threats and more sophisticated and targets cyber-related attacks pose a risk to the security of Ballard’s and its customers’, partners’, suppliers’ and third-party service providers’ IT systems and the confidentiality, availability and integrity of Ballard’s and its customers’ and partners’ data or information. While we have made investments seeking to address these threats, including monitoring of networks and systems, hiring of experts, employee training and security policies for employees, we may face difficulties in anticipating and implementing adequate preventative measures and remain potentially vulnerable. We must rely on our own safeguards as well as the safeguards put in place by our suppliers, customers and partners to mitigate the threats. Our internal systems are audited for cybersecurity vulnerabilities by third party security firms to ensure we are prepared for new and emerging threats. Our suppliers, customers and partners have varying levels of cybersecurity expertise and safeguards, most have yearly compliance audits that are available upon request.

An IT system failure or non-availability, cyber-attack or breach of systems security could disrupt our operations, cause the loss of, corruption of, or unauthorized access to sensitive, confidential or personal data or information or expose us to regulatory investigation, litigation or contractual penalties. Our customers, partners or governmental authorities may question the adequacy of cybersecurity processes and procedures and this could have a negative impact on existing business or future opportunities. Furthermore, given the highly evolving nature of cybersecurity threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means.

Global macro-economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions, including volatility in China, may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products. Environmental laws and regulations have driven interest in fuel cells. We cannot guarantee that these laws and policies including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

Government budgetary constraints could reduce the demand for our products by restricting the funding available to public transportation agencies and militaries. We cannot guarantee that current government direct and indirect financial support for our products will continue.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

Additional information regarding Ballard may be found on SEDAR at www.sedar.com. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2016, each interim financial statement issued after December 31, 2016, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX “A” AUDIT COMMITTEE MANDATE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Corporation’s accounting and financial reporting, the Corporation’s systems of internal controls over financial reporting, the independence and performance of the Corporation’s external and internal auditors, the identification and management of the Corporation’s risks, the Corporation’s Whistleblower Reporting processes, the Corporation’s financial policies and the review and approval of related party transactions, as further described below.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a Board member. “CGCC” means the Corporation’s Corporate Governance & Compensation Committee.

Composition and Eligibility

A)	The Committee will have a minimum of three members, including the chair of the Committee. Following each annual meeting of shareholders of the Corporation the Board, upon the recommendation of the Corporate Governance & Compensation Committee, will appoint the members of the Committee, including the Committee chair. Any member may be removed or replaced at any time by the Board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever occurs first.

B)	Each member of the Committee will be an independent director as set out in applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.

C)	All members of the Committee will be financially literate, as defined in accordance with applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed.

D)	At least one member of the Committee must be an audit committee "financial expert" as defined by applicable applicable securities laws, rules and regulations.

E)	Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the Board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings & Quorum

A)	The Committee will meet at least quarterly and otherwise as necessary. Any member of the Committee may request additional meetings.

B)	The CEO, CFO, Controller and internal auditor shall have direct access to the Committee. The CEO, CFO, Controller, internal and external auditors will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee.

C)	A majority of Committee members constitute a quorum necessary for the transaction of business at Committee meetings. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

D)	All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

E)	As part of every regularly-scheduled meeting, the Committee will hold in-camera sessions with: (1) the external auditors and the internal auditors; (2) with the external auditors only; and (3) of the Committee itself, without management or management directors present. The Committee may also hold other in-camera sessions with such members of management present as the Committee deems appropriate.

F)	The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

G)	The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

Duties and Responsibilities

A)	Financial Reporting Control Systems

The Committee is responsible for monitoring the quality and integrity of the Corporation’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors.

In discharging this responsibility, the Committee will review:

	(i)	with management and the external auditors, the Company’s significant accounting policies, including the impact of alternative accounting policies, and any proposed changes thereto; and key management estimates, risks and judgments that could materially affect the financial results;

	(ii)	emerging accounting issues and their potential impact on the Company’s financial reporting;

	(iii)	with management any significant changes in financial risks facing the Corporation;

(iv)	management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control; and

(v)	the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified deficiencies or weaknesses.

Prior to public disclosure, the Committee will review and approve (where authority has been delegated by Board to the Committee) or recommend to the Board for approval:

(i)	the audited annual consolidated financial statements and unaudited interim condensed consolidated financial statements of the Corporation;

(ii)	the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Corporation; and

(iii)	all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, material press releases with financial results, the Annual Information Form and management information circular.

B)	External Auditors

The external auditors will report directly to the Committee and the Committee will:

	(i)	recommend to the Board and the Corporation’s shareholders the appointment of external auditors; determine their compensation; and monitor and evaluate their qualifications, resources, performance and independence;

	(ii)	oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed, and performance against the audit plan;

	(iii)	pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws, rules and regulations;

	(iv)	discuss with the external auditors the quality and acceptability of the Corporation’s accounting policies, including:

		a)	all critical accounting policies and practices;

		b)	all alternative treatments of financial information that have been discussed with management, implications of their use and the external auditors’ "preferred treatment";

	c)	any other material written communications between the external auditors and management;

(v)	review reports of the external auditors;

(vi)	review the quarterly and annual representation letters given by management to the external auditors;

(vii)	at least annually, obtain and review a report by the external auditors describing:

	a)	the firm's internal quality-control procedures;

	b)	any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental, regulatory or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and

	c)	all relationships between the external auditors and the Company.

(viii)	annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, and hold discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

(ix)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by applicable securities laws, rules and regulations, and standards of the stock exchanges on which the Corporation’s securities are listed; and

(x)	review and approve hiring policies regarding partners, employees and former partners and employees of current and former external auditors in accordance with applicable securities laws, rules and regulations and the Corporation’s policies.

C)	Monitoring Internal Auditors

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary. The Committee will:

	(i)	annually approve the appointment of the internal auditor (or persons responsible for the function);

	(ii)	review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management and its working relationship with the external auditors;

	(iii)	oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto; and

	(iv)	review the reports of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors.

D)	Financial Management

The Committee will at least annually:

	(i)	review with management and approve, or make recommendations to the Board to approve, the Corporation’s capital structure strategy; financial policies and investment policies, including debt and equity components; current and expected financial leverage, interest rate and foreign exchange exposures; taking in consideration current and future business needs (including the Annual Operating Plan), capital markets and the Corporation’s credit rating; and

	(ii)	review compliance with financial policies.

E)	Risk Management and Internal Controls The Committee will:

	(i)	at least annually, review the Corporation’s risk assessment and risk management policies, including the Corporation’s insurance coverage, and management’s compliance with them;

	(ii)	review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

	(iii)	review and recommend to the Board for approval of the Corporation’s delegation of financial authority;

	(iv)	while ensuring confidentiality and anonymity, ensure management has established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters or breaches of the Corporation’s ethics policies (“Whistleblower Reporting”);

	(v)	review quarterly reports on any Whistleblower Reporting complaints received by the Corporation;

	(vi)	at least annually, review management’s compliance with the Corporation’s ethics and Whistleblower Reporting policies;

	(vii)	at least annually, review the Corporation’s ethics and Whistleblower Reporting policies, and recommend changes to the Board for approval;

	(viii)	review management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions (including succession plans for the Corporation’s CFO and Controller) and their plans for improvements;

	(ix)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the CGCC to the Board;

	(x)	assist the Board with the oversight of the Corporation’s compliance with applicable legal and regulatory requirements; and

	(xi)	review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

F)	Related Party Transactions

A related party transaction is defined as a transaction or a series of transactions in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 in aggregate and in which any of the following persons have a direct or indirect material interest:

●a director or executive officer of the Corporation;

●any nominee for election as a director of the Corporation;

●any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

●any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(i)	receive details of all related party transactions proposed by the Corporation, and actual and potential conflicts of interest relating thereto, to verify their propriety and that disclosure is appropriate;

	(ii)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion; and

	(iii)	if approval of the Board of directors is necessary, provide a recommendation to the Board of directors with respect to the related party transaction.

G)	Other

The Committee will:

	(i)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO;

	(ii)	review the minutes of the Corporation’s Disclosure Committee; and

	(iii)	evaluate, at least annually, the adequacy of this Mandate and the Committee’s performance, and report its evaluation and any recommendations for change to the Board.

Authority

A)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

B)	The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

C)	The Committee may form and delegate authority to Committee members or subcommittees.

D)	Nothing contained in the above mandate is intended to assign to the Audit Committee the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee.

AUDIT COMMITTEE TIMETABLE

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Audit Committee Timetable
Agenda Items			J	F	M	A	M	J	J	A	S	O	N	D
A)	Financial Reporting Control Systems
	(i)	Review with management and external auditors the Company’s significant accounting policies; and key management estimates, risks and judgments.		✓			✓			✓			✓
	(ii)	Review with management emerging accounting issues and their potential impact on the Company’s financial reporting.		✓			✓			✓			✓
	(iii)	Review with management any significant changes in financial risks facing the Corporation.		✓			✓			✓			✓
	(iv)	Review management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures and systems of internal control.		✓			✓			✓			✓
	(v)	Review the evaluation by internal or external auditors of management’s internal control systems, and management’s responses to any identified deficiencies or weaknesses.		✓			✓			✓			✓
	(vi)	Review and approve/recommend approval of		✓			✓			✓			✓
(a) financial statements of the Corporation;
(b) MD&A of the Corporation; and
(c) Other material financial public disclosure documents, including the AIF and management proxy circular.

Audit Committee Timetable
Agenda Items			J	F	M	A	M	J	J	A	S	O	N	D
B)	External Auditors
(i)

Recommend to the Board and the Corporation’s shareholders the appointment of external auditors; determine their compensation; and monitor and evaluate their qualifications, resources, performance and independence.

							✓							✓
	(ii)	Oversee the work of the external auditors; review and approve the annual audit plan; and performance against the audit plan.		✓			✓			✓			✓
	(iii)	Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors.		✓			✓			✓			✓
	(iv)	Discuss with the external auditors the quality and acceptability of the Corporation’s accounting policies.		✓			✓			✓			✓
	(v)	Review reports of the external auditors.		✓			✓			✓			✓
	(vi)	Review the quarterly and annual representation letters given by management to the external auditors.		✓			✓			✓			✓
(vii)

Obtain and review a report by the external auditors describing the firm's internal quality-control procedures; any material issues respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Corporation.

✓
	(viii)	Annually assess and confirm the independence of the external auditors.		✓
	(ix)	Ensure that the audit partners meet applicable rotation requirements.		✓
	(x)	Review and approve hiring policies regarding partners, employees and former partners and employees of current and former external auditors.		✓

Audit Committee Timetable
Agenda Items			J	F	M	A	M	J	J	A	S	O	N	D
C)	Monitoring Internal Auditors
	(i)	Approve the appointment of the internal auditor (or persons responsible for the function).					✓
(ii)

Review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management and its working relationship with the external auditors.

✓
	(iii)	Oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto.		✓			✓			✓			✓
	(iv)	Review the reports of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors.		✓			✓			✓			✓
D)	Financial Management
(i)

Review with management and approve/recommend approval of the Corporation’s capital structure strategy; financial policies and investment policies; current and expected financial leverage; taking in consideration current and future business needs, capital markets and the Corporation’s credit rating.

				✓			✓			✓			✓
	(ii)	Review compliance with financial policies.		✓			✓			✓			✓
E)	Risk Management and Internal Controls
	(i)	Review the Corporation’s risk assessment and risk management policies, including the Corporation’s insurance coverage, and management’s compliance with them.												✓

Audit Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(ii)	Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Corporation and the appropriateness of disclosure related thereto in documents reviewed by the Committee.		✓			✓			✓			✓
(iii)	Review and recommend to the Board for approval of the Corporation’s delegation of financial authority.												✓
(iv)	Ensure management has established procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, or breaches of the Corporation’s ethics policies (“Whistleblower Reporting”).		✓			✓			✓			✓
(v)	Review quarterly reports on any Whistleblower Reporting complaints received by the Corporation.		✓			✓			✓			✓
(vi)	Review management’s compliance with the Corporation’s ethics and Whistleblower Reporting policies.		✓			✓			✓			✓
(vii)	Review the Corporation’s ethics and Whistleblower Reporting policies, and recommend changes to the Board for approval.												✓
(viii)	Review management’s approach for safeguarding corporate assets, data and information systems; and the adequacy of staffing of key financial functions (including succession plans for the Corporation’s CFO and Controller).												✓
(ix)	Review the appointment of the financial senior executives of the Corporation, prior to recommendation by the CGCC to the Board.		✓			✓			✓			✓

Audit Committee Timetable
Agenda Items			J	F	M	A	M	J	J	A	S	O	N	D
F)	Related Party Transactions
	(i)	Receive details of all related party transactions proposed by the Corporation, and actual and potential conflicts of interest relating thereto, to verify their propriety and that disclosure is appropriate.		✓			✓			✓			✓
	(ii)	If a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion.		✓			✓			✓			✓
	(iii)	if approval of the Board of directors is necessary, provide a recommendation to the Board of directors with respect to the related party transaction.		✓			✓			✓			✓
G)	Other
	(i)	Review the audit of the expense reports of the Chair of the Board of Directors and the CEO.					✓
	(ii)	Review the minutes of the Corporation’s Disclosure Committee.		✓			✓			✓			✓
	(iii)	Evaluate the adequacy of this Mandate.												✓
	(iv)	Review annual evaluation of the Committee’s performance.		✓